EXHIBIT 99.1

Huize Holding Limited Reports First Half and Second Quarter 2021 Unaudited Financial Results

SHENZHEN, China, Sept. 09, 2021 (GLOBE NEWSWIRE) -- Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the first half and second quarter ended June 30, 2021.

First Half 2021 Highlights

  Gross Written Premiums (“GWP”) facilitated on our platform increased by 72.7% to RMB2.06 billion (US$319.1 million) from RMB1.19 billion in the first half of 2020. Of the total GWP facilitated, first year premiums (“FYP”) accounted for RMB1.19 billion (57.9%) and renewal premiums accounted for RMB868.8 million (42.1%).
  Operating revenue increased by 97.1% to RMB953.6 million (US$147.7 million), from RMB483.7 million in the first half of 2020.
  Cumulative number of insurance clients served increased to approximately 7.2 million, and cumulative number of insured clients reached approximately 60.3 million as of June 30, 2021.
  We cooperated with 88 insurer partners, including 54 life and health insurance companies, and 34 property & casualty insurance companies as of June 30, 2021.

Second Quarter 2021 Highlights:

  GWP facilitated on our platform increased by 12.1% to RMB668.0 million (US$103.5 million) from RMB596.0 million in the second quarter of 2020.
  Operating revenue decreased by 7.0% to RMB218.6 million (US$33.9 million) from RMB235.0 million in the second quarter of 2020.

CEO comments

“We are excited to achieve record highs in both gross written premiums of RMB2.06 billion and operating revenue of RMB953.6 million in the first half of this year,” said Cunjun Ma, Founder and CEO of Huize. “We have continued to leverage our data insights and AI technologies to co-develop highly desirable products with our insurer partners and create longer-term engagements with our customers. With our 97.1% year-over-year top-line growth and continued leadership in the market, we expect to achieve full year 2021 revenue of RMB1.7 billion.”

“China’s insurance industry is still in an emerging and rapidly growing stage, and we believe that many more will become first-time buyers of life and health insurance in future decades. The industry is facing great challenges and opportunities. Given the average age of our insurance clients of 33 years old and over 95% persistency rates, Huize is well-positioned to capture the opportunity and poised to see continued growth in our business for years to come.”

“On August 17, 2021, we announced a US$5 million Management Share Purchase Plan by the management team. This program strongly demonstrates our long-term confidence and commitment in our business.”

First Half 2021 Financial Results

GWP and operating revenue

GWP facilitated was RMB2.06 billion (US$319.3 million) in the first half of 2021, an increase of 72.7% from the same period of 2020. Of the total GWP facilitated in the first half of 2021, first year premiums (“FYP”) accounted for RMB1.19 billion (57.9%) and renewal premiums accounted for RMB868.8 million (42.1%).

Operating revenue was RMB953.6 million (US$147.7 million) in the first half of 2021, an increase of 97.1% from RMB483.7 million in the same period of 2020. The increase in operating revenue was primarily driven by the 72.7% increase in the total GWP facilitated.

Operating costs

Operating costs were RMB709.9 million (US$109.9 million) in the first half of 2021, an increase of 145.5% from RMB289.2 million in the same period of 2020. The increase was primarily due to the expansion of marketing channels to acquire user traffic.

Operating expenses

Selling expenses were RMB154.8 million (US$24.0 million) in the first half of 2021, an increase of 53.1% from RMB101.1 million in the same period of 2020. This increase was primarily due to an increase in headcount, as well as an increase in advertising and marketing expenses, offset by a decrease in share-based compensation expenses.

General and administrative expenses were RMB94.5 million (US$14.6 million) in the first half of 2021, an increase of 14.5% from RMB82.5 million in the same period of 2020. This increase was primarily due to rental increase from office expansion, as well as an increase in the salaries and employment benefits for general and administrative staff, offset by a decrease in share-based compensation expenses.

Research and development expenses were RMB44.6 million (US$6.9 million) in the first half of 2021, an increase of 104.6% from RMB21.8 million in the same period of 2020, primarily due to an increase in the number of R&D personnel.

Net loss and Non-GAAP net loss for the period

Net loss in the first half of 2021 was RMB48.7 million (US$7.5 million), compared to a net loss of RMB6.0 million in the same period of 2020. Non-GAAP net loss in the first half of 2021 was RMB44.5 million (US$6.9 million), compared to non-GAAP net profit of RMB36.3 million in the first half of 2020. The increase in net loss was primarily due to our increased marketing expansion and customer acquisition strategies, as well as increased investment in technology.

Cash and cash equivalents

As of June 30, 2021, the combined balance of the Company’s cash and cash equivalents amounted to RMB430.7 million (US$66.7 million), compared to RMB404.6 million as of December 31, 2020.

Second Quarter 2021 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB668.0 million (US$103.5 million) in the second quarter of 2021, an increase of 12.1% from RMB596.0 million in the same period of 2020.

Operating revenue was RMB218.6 million (US$33.9 million) in the second quarter of 2021, a decrease of 7% from RMB235.0 million in the same period of 2020. The decrease was primarily due to a 5.1% decrease in FYP facilitated, which was RMB303.2 million in the second quarter of 2021, offset by a 32.0% increase in renewal premiums of RMB364.8 million in the second quarter of 2021.

Operating costs

Operating costs were RMB152.4 million (US$23.6 million) in the second quarter of 2021, an increase of 8.5% from RMB140.5 million in the same period of 2020. The increase was primarily due to higher marketing channel cost.

Operating expenses

Selling expenses were RMB77.9 million (US$12.1 million) in the second quarter of 2021, an increase of 62.0% from RMB48.1 million in the same period of 2020. This increase was primarily due to an increase in headcount, and an increase in advertising and marketing expenses, offset by a share-based compensation expenses write-back.

General and administrative expenses in the second quarter of 2021 were RMB40.4 million (US$6.3 million), a decrease of 7.1% from RMB43.5 million in the same period of 2020. This decrease was primarily due to a write-back in share-based compensation expenses, offset by an increase in the salaries and employment benefits for general and administrative staff.

Research and development expenses in the second quarter of 2021 was RMB25.7 million (US$4.0 million), an increase of 142.5% from RMB10.6 million in the same period of 2020, due to an increase in the number of R&D personnel.

Net loss and Non-GAAP net loss for the period

Net loss in the second quarter of 2021 was RMB77.2 million (US$12.0 million), compared to a net loss of RMB3.7 million in the same period of 2020. Non-GAAP net loss in the second quarter of 2021 was RMB83.3 million (US$12.9 million), compared to non-GAAP net profit of RMB14.1 million in the same period of 2020.

Recent Developments

On August 17, 2021, the Company announced that its Board of Directors (“the Board”) has approved the Management Share Purchase Plan, pursuant to which Cunjun Ma, Founder and CEO, and certain other members of the Company’s management team intend to allocate their personal funds to purchase up to an aggregate of US$5 million worth of the Company’s ADSs during a six-month period following the date of announcement. The Management Share Purchase Plan demonstrates our confidence and commitment in our business.

Business Outlook

Based on our preliminary assessment of the current market conditions, we currently expect total operating revenue for the full year of 2021 to be RMB1.7 billion, or approximately US$263 million, an increase of approximately 40% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties, including those related to the ongoing COVID-19 pandemic, both globally and in China.

Letter to Shareholders 1H2021

Complete operating results and management commentary can be found in the Company’s shareholder letter: https://huizeholding.gcs-web.com/static-files/76b6fd62-6ba5-4b40-b941-3f0f9586b198

Conference Call

The Company’s management team will hold a Direct Event conference call on Thursday, September 9, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Huize Holding Limited First Half and Second Quarter 2021 Earnings Conference Call
Conference ID:	#5845267
Registration Link:	http://apac.directeventreg.com/registration/event/5845267

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through September 17, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations
investor@huize.com

Media Relations
mediacenter@huize.com

Christensen

In China
Ms. Constance Zhang
Phone: +86 138-1645-1798
E-mail: czhang@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Huize Holding Limited Unaudited Consolidated Balance Sheets (all amounts in thousands, except for share and per share data)

	As of December 31	As of June 30
	2020	2021
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	404,618	430,738	66,713
Restricted cash	324,330	173,004	26,795
Contract Assets	216	739	114
Accounts receivables, net of allowance for impairment	232,589	131,182	20,318
Insurance premium receivables	1,974	1,240	192
Amounts due from related parties	251	248	38
Prepaid expense and other receivables	44,377	69,061	10,697
Investments accounted for at fair value	-	1,709	265
Total current assets	1,008,355	807,921	125,132

Non-current assets
Property, plant and equipment, net	10,251	13,607	2,107
Intangible assets, net	2,030	7,331	1,135
Deferred tax assets	605	605	94
Investments accounted for at fair value	-	6,094	944
Long-term investments	46,084	50,033	7,749
Operating lease right-of-use assets	267,352	261,568	40,512
Goodwill	461	1,407	218
Other assets	838	10,476	1,623
Total non-current assets	327,621	351,121	54,382
Total assets	1,335,976	1,159,042	179,514

Current liabilities
Short-term borrowings	31,540	116,490	18,042
Accounts payable	227,532	134,296	20,800
Insurance premium payables	187,219	68,890	10,670
Other payables and accrued expenses	31,153	28,395	4,398
Payroll and welfare payable	63,919	68,832	10,661
Income taxes payable	2,440	2,440	378
Operating lease liabilities	12,763	15,016	2,325
Total current liabilities	556,566	434,359	67,274

Non-current liabilities
Long-term borrowings	53,860	45,690	7,076
Deferred tax liabilities	605	605	94
Operating lease liabilities	252,106	260,684	40,375
Payroll and welfare payable	4,156	2,513	389
Total non-current liabilities	310,727	309,492	47,934
Total liabilities	867,293	743,851	115,208

Shareholders’ equity
Class A common shares	62	62	10
Class B common shares	10	10	2
Treasury stock	(2,063)	(9,545)	(1,478)
Additional paid-in capital	884,920	891,233	138,034
Accumulated other comprehensive income	(21,972)	(25,639)	(3,971)
Accumulated deficit	(392,274)	(440,930)	(68,291)
Total shareholders’ equity	468,683	415,191	64,306
Total liabilities and shareholders’ equity	1,335,976	1,159,042	179,514

Huize Holding Limited Unaudited Consolidated Statements of Comprehensive Income (all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	234,177	217,268	33,650	481,866	949,898	147,120
Other income	828	1,353	210	1,832	3,704	574
Total operating revenue	235,005	218,621	33,860	483,698	953,602	147,694
Operating costs and expenses
Cost of revenue	(139,849)	(151,969)	(23,537)	(287,645)	(708,665)	(109,758)
Other cost	(616)	(418)	(65)	(1,535)	(1,189)	(184)
Total operating costs	(140,465)	(152,387)	(23,602)	(289,180)	(709,854)	(109,942)
Selling expenses	(48,118)	(77,853)	(12,058)	(101,072)	(154,829)	(23,980)
General and administrative expenses	(43,476)	(40,399)	(6,257)	(82,463)	(94,460)	(14,630)
Research and development expenses	(10,627)	(25,742)	(3,987)	(21,814)	(44,575)	(6,904)
Total operating costs and expenses	(242,686)	(296,381)	(45,904)	(494,529)	(1,003,718)	(155,456)
Operating income/(loss)	(7,681)	(77,760)	(12,044)	(10,831)	(50,116)	(7,762)

Other income/(expenses)
Interest expenses	(206)	(657)	(102)	(619)	(877)	(136)
Unrealized exchange gain/(loss)	(5)	(9)	(1)	(38)	(11)	(2)
Investment income/(loss)	-	(482)	(75)	-	(241)	(37)
Others, net	4,897	1,402	217	5,983	4,040	625
Profit before income tax, and share of income/(loss) of equity method investee	(2,995)	(77,506)	(12,005)	(5,505)	(47,205)	(7,312)
Income tax expense	(731)	1,529	237	(819)	-	-
Share of income/(loss) of equity method investee	-	(1,200)	(186)	299	(1,451)	(225)

Net profit/(loss)	(3,726)	(77,177)	(11,954)	(6,025)	(48,656)	(7,537)

Net profit/(loss) attributable to Huize Holding Limited	(3,726)	(77,177)	(11,954)	(6,025)	(48,656)	(7,537)
Redeemable preferred shares redemption value accretion	-	-	-	(4,274)	-	-
Allocation to redeemable preferred shares	-	-	-	1,074	-	-
Net loss attributable to common shareholders	(3,726)	(77,177)	(11,954)	(9,225)	(48,656)	(7,537)

Net profit/(loss)	(3,726)	(77,177)	(11,954)	(6,025)	(48,656)	(7,537)
Foreign currency translation adjustment, net of tax	(1,028)	(4,890)	(757)	3,495	(3,667)	(568)
Comprehensive income/(loss)	(4,754)	(82,067)	(12,711)	(2,530)	(52,323)	(8,105)

Comprehensive income/(loss) attributable to Huize Holding Limited	(4,754)	(82,067)	(12,711)	(2,530)	(52,323)	(8,105)

Weighted average number of common shares used in computing net profit/(loss) per share
Basic and diluted	1,015,971,202	1,021,197,639	1,021,197,639	904,708,668	1,022,075,704	1,022,075,704
Net income/(loss) per share attributable to common shareholders
Basic and diluted	(0.00)	(0.08)	(0.01)	(0.01)	(0.05)	(0.01)

Huize Holding Limited Unaudited Reconciliations of GAAP and Non-GAAP Results (all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss)	(3,726)	(77,177)	(11,954)	(6,025)	(48,656)	(7,537)
Share-based compensation expenses	17,828	(6,119)	(948)	42,326	4,108	636
Non-GAAP net profit/(loss)	14,102	(83,296)	(12,902)	36,301	(44,548)	(6,901)